FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F              Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

New Found Signs Memorandum of Understanding with Maritime Resources Corp. for Use of the Pine Cove Mill

VANCOUVER, British Columbia--(BUSINESS WIRE)--August 14, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce that the Company has entered into a non-binding memorandum of understanding (the “MOU”) with Maritime Resources Corp. (“Maritime”) (TSX-V: MAE) pursuant to which the Company has been granted the right to conduct due diligence and exclusivity to negotiate with Maritime regarding a toll milling agreement at the existing Pine Cove Mill located at the Point Rousse project near Baie Verte, Newfoundland and Labrador.

Ron Hampton, Chief Development Officer of New Found, commented, “Queensway is a unique project, endowed with high-grade gold mineralization and ideally located for potential development. The project has several favourable attributes including –

  High-grade gold mineralization at many of the Queensway project’s zones starts in the bedrock just 3-6m below surface including at Keats, Iceberg and Keats West.
  Mineralization at Keats, Iceberg and Keats West is easily accessible and located less than one kilometre from the Trans-Canada Highway.
  Renewable hydroelectric sourced high-tension powerlines run directly across the project adjacent to the Keats, Iceberg and Keats West zones.
  The project is located 15km west of the Town of Gander and Gander International Airport.
  Gander and the surrounding towns provide a highly motivated and skilled local workforce.
  Newfoundland is currently ranked as the world’s #4 mining jurisdiction by the Fraser Institute, providing a highly supportive regulatory environment.

“This all bodes well for the potential to realize significant value through timely production. In my experience the opportunity to develop an early operation, even if at a smaller scale, allows for significant risk reduction. While we have plenty of work still to do to determine the viability of any such early production scenario, the option of having access to a gold processing facility located nearby is of significant interest.”

About Pine Cove Mill

The Pine Cove Mill is a fully permitted gold processing facility that was operating as recently as Q1 of this year and is rated at 1,400 tonnes per day with a large capacity tailings storage facility and access to port infrastructure. Pine Cove is located on the Baie Verte peninsula, approximately 270km from the Queensway project by paved highway.

Maritime Note Offering

In addition, the Company is pleased to announce that, pursuant to a brokered private placement, it intends to purchase non-convertible senior secured notes (the “Notes”) and common share purchase warrants of Maritime (the “Note Warrants”) for an aggregate purchase price of US$2,000,000 (the “Offering”). The Notes will be issued in US$1,000 increments, less 2.0% original issue discount on the principal amount of the Notes. The Note Warrants will entitle New Found to purchase common shares in the capital of Maritime equal to 40% of the aggregate principal amount of the Notes and will be exercisable until the maturity date of the Notes.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $47.5 million as of August 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the MOU, the merits of the Queensway Project, the development of the Queensway Project, the Company’s plans and expectations regarding the Queensway Project, the possibility of entering into a toll milling agreement, the Offering, the acquisition of the Notes and the Note Warrants, and the exercise of the Note Warrants. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the negotiation of a toll milling agreement, risks associated with the Company’s investment in Maritime, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: August 14, 2023	By:	/s/ Collin Kettell
Chief Executive Officer